Updated September 2020

@ridesthatmatter | ecarra.com

The Problem







Inconsistent ride hailing experiences

Carbon Emissions

Lack of sustainable transportation

Rides That Matter To You

Safe, scheduled, sustainable rides


12:51
North Lakes Park
Texas Woman's University
Denton
W Oak St
Eagle Dr
N Locust St
E Sherman Dr
Cooper Creek Rd
Audra Ln
N Mayhill Rd
Reserve a Ride
Next Available: Today around 1:00PM
View Today's Rides
No More Assignments Today

- Customized experiences reserved by appointment
- Vetted driver team with eCarra aligned values
- Tree planted for every ride & emission savings tracking

Total Members	Trees Planted
1,500+	3,500+

Our Market

We delivered **$85k+** in revenue so far in 2019 with less than **$1,000** marketing spent

Global Market spend by 2025

$350B

National Corporate Travel

$597.4M

Number of travelers through DFW per year

75M

MaaS Market Growth

The mobility as a service market is **projected to grow at a CAGR of 31.7% from 2020 to 2030**, and the market size is expected to grow from **USD 6.8 billion in 2020 to USD 106.8 billion by 2030**. MaaS offers efficient solutions to move traffic in more convenient, faster, and less expensive manner.



MOBILITY AS A SERVICE MARKET, BY REGION (USD BILLION)

Asia Oceania ■ Europe ■ North America ■ RoW

Revenue Model

Service for a fee

  

$1.90 Per Mile   Rev Per Day $400+   Net Rev 40%+

Why Now?



"Great return trip. Great experience with Ecarra overall. I will definitely spread the word about this great service and company."

ROY C.





"Just found out about eCarra after my husband used them from the airport yesterday--he found out from a colleague. Was surprised by the cost! We've been frustrated by inexperienced Uber/Lyft drivers in the past. So glad there's a much better and greener alternative!"

ASAN M.





"My driver was great. Experience was very smooth. I will definitely use again soon! I only wish I had the option to give my driver a tip in the app."

AMANDA C.





"It was mind blowing and so glad I made the sound decision to try something new and positive. I am a huge share rider and will most definitely use eCarra moving forward for both business and personal usage. I do like the personal touch or feel of it and vip exclusivities style."

VERONICA G.



LETTER FROM THE MAYOR

ERIC JOHNSON



Dallas is a dynamic and vibrant city that has always handled significant challenges with a collaborative approach and an indomitable spirit. And our city's problem-solving culture has been on full display as we have looked to address the effects of climate change. The City of Dallas released its first Comprehensive Environmental and Climate Action Plan (CECAP) on April 22, 2020 - the 50th anniversary of the first Earth Day - in recognition of the need for community-oriented and data-driven solutions to the environmental challenges we face as a city, a state, and a nation.

With equity and inclusion as core values, the CECAP proposes solutions that will improve our natural environment, our educational and economic outcomes, the affordability of our housing stock, and our transportation systems.

Through the goals and concrete actions outlined in the plan, Dallas can achieve significant and measurable reductions in carbon emissions, enhance environmental quality for our most vulnerable residents, and create a more sustainable infrastructure that can withstand the negative effects of climate change.

Our framework for this plan was based on equitable and inclusive community engagement. From the nascent stages of the CECAP's development, businesses worked closely with members of our city's environmental justice communities and public health sectors. I subsequently created the first Dallas City Council Environment and Sustainability Committee, which guided the CECAP to fruition. This process led to a balanced approach that addresses environmental issues while recognizing the city's economic needs and building on best practices currently in place among local businesses. As mayor, I have greatly appreciated the teamwork and dedication demonstrated by all those who worked on the CECAP, which incorporates the ambitious goals of the Paris Agreement and works to preserve the city that our children will inherit. This plan will help the City of Dallas continue to serve as a global leader in efforts to reduce emissions and improve our air quality. I look forward to working collaboratively on the CECAP's implementation to ensure Dallas continues to thrive in the decades to come.

Every major city in the America has or is in the process of developing plan to reduce city pollution and move citizens to sustainable transportation.

Platform Features

end-to-end applications for travelers, drivers, and operators.

Corporate partners
We partner with corporations to help reduce their carbon footprint.

Forestation
Automated one for one tree planting partnerships

Emissions reduction
Weekly Performance reports for reducing Carbon, Gasoline and planting trees.

Scheduled Booking
Create reservations in advance to reduce traffic and congestion.

Community partners
We partner with EV owners in the community to share assets. This helps reduce traffic and parking issues.

Routes
eCarra routes creates a shuttle service between any points of interest.

Bites/Orders
Bites is a fully customized partnership with exclusive restaurants, personal chefs, food gardens and dispensaries.

Multi-Family and Hotels
We partner with multifamily high-rise and hotels to provide complete sustainable mobility solutions.



ecarra
RIDES THAT MATTER

Use of Funds

60%
Marketing

Local Events
Digital
PR

20%
Staffing

Sales Reps
Coordinators
Operations

20%
Tech

Operating Costs
Corporate Partners

Milestones

Due Date	Milestone
January 1, 2019	Launched Version 1.0 of the eCarra platform 200 member in 30 days
February 14, 2019	Total membership reaches 500 members
March 11, 2019	Raised $150,000 | article published in local magazine
April 22, 2019	Hosted the Dallas film festival, Earth X expo and SXSW
May 15, 2019	Partnered car service for 1900 Pacific, a luxury multi family LEED residents
August 15, 2019	Total membership reaches 1000 members
September 3, 2019	Closed our first licensing deal with micro fleet in Washington DC
October 31, 2019	Highest grossing month of all time with 300 reservations
Decenber 15, 2019	Acquired Amazon corp office in Dallas as a client
January 15, 2020	Total membership reaches 2000 members
February 15, 2020	Completed Version 4 of web app
October 3, 2020	First Ride electric Event, community awareness and partnerships
October 15, 2020	10 Vehicle acquisition from Crestline investors.
December 3, 2020	Launch Fleet management Platform
January 25, 2021	Launch Series A raise
February 2021	Secure Facilities for electric base station
March - May 2021	Growth events: SXSW, Earthx, spring events, ride electric event.
September 2021	800 Vehicle acquisition from Crestline investors.



Wifi Lounge & Refreshments

It will take less than 30-minutes to charge most vehicles, and during this time drivers will be able to take advantage of a range of facilities including a coffee shop and an airport-style lounge with high-speed internet.

Meet the Team



Rock Robinson | CEO
Serial entrepreneur, addicted to tech, master problem solver,
Builder | Learner | Disruptor | Leader | Visionary | Giver |
Father | Hacker



Kevin Shea | CoFounder/Board Member
Known as a builder and routinely demonstrating the ability to bring
company's services and products to broader markets.
Over 25 years experience in service business.



Mike Carpenter | CTO
Full stack developer, owns a Tesla Model 3 and is basically
a unicorn and usually the smartest person in the room.



Chris Martin | Board Member
Luxury Hospitality Property Investor & Developer



Tim Hoang | Marketing Manager
Extreme passion for sustainability and marketing, drives
growth through sustainable initiatives, events, creative
strategies, and social media content + strategy.



Kelli Darst Operations Director
Over 10 year experience in operations and customer
service. https://www.linkedin.com/in/kellimears/



Amanda Viola | Business Director
Well versed IT and Sales Professional focused on
Sustainability Innovation.
https://www.linkedin.com/in/amanda-viola-0aba465a/



Emily Carpenter | Creative Director
Skilled in Graphic Design, Art Direction, Branding,
Product Design and Social Media.



Jay Perez | Driver Manager
extreme passion for sustainability and marketing, drives
growth through sustainable initiatives, events, creative
strategies, and social media content + strategy.



Dink Davis | Strategic Partner
Owner and President of the largest retailer of
Tesla's in Texas.

Traction











amazon

NEXUS PMG

·1900· PACIFIC RESIDENCES

STREET LIGHTS RESIDENTIAL

Canopy by Hilton Dallas Uptown









REALPAGE

EARTHx EXPO · CONFERENCE · FILM

VENTURE X THE FUTURE OF WORKSPACE

THE NETWORK BAR DALLAS EST 2017

01	02	03	04	05
Apply	Share	Drive	Earn	Impact
become a member	partner with us	acces your Tesla	get cash back	together we reduce



Infrastructure for green mobility